EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

ENDORSEMENT APPLICABLE TO SEPARATE ACCOUNT SECTION 2.02

This Endorsement is part of your Contract, and its provisions apply in lieu of any Contract provisions to the contrary. In this Endorsement, “we” means Equitable Financial Life Insurance Company of America and “your” means the Owner. Capitalized terms in this Endorsement have the meaning given in the Contract.

This Endorsement is effective on your Contract Date.

The first sentence in Section 2.02 of your Contract is deleted and replaced by the following:

We have established the Separate Account(s) and maintain such Account(s) in accordance with the laws of the State of Arizona.

All other terms and conditions of the Contract remain unchanged.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

Mark Pearson, Chief Executive Officer]	José Ramón González Senior Executive Vice President, General Counsel and Secretary]